OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NOVAVAX, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

670002104

(Cusip Number)

LINDA M. CROUCH
BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ
207 MOCKINGBIRD LANE
JOHNSON CITY, TENNESSEE 37604
(423) 975-7623

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670002104			Page 2

1.	Name of Reporting Person: King Pharmaceuticals, Inc.		I.R.S. Identification Nos. of above persons (entities only): 54-1684963

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,100,931

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,100,931

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,100,931

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.36%

14.	Type of Reporting Person (See Instructions): CO

     This Amendment No. 3 to the Schedule 13D relating to shares of common stock, $0.01 par value (the “Common Stock”), of Novavax, Inc., a Delaware corporation (the “Issuer”), is being filed by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) to report a decrease in its beneficial ownership of the Common Stock of the Issuer and to otherwise amend Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D filed on December 29, 2000, as amended.

     Schedule 13D was filed on December 29, 2000 reflecting the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 1 dated December 19, 2000 (the “First Note”).

     Amendment No. 1 to the Schedule 13D was filed on September 19, 2001 reflecting the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 2 dated September 7, 2001 (the “Second Note”) and the Issuer’s 4% Convertible Senior Note No. 3 dated September 7, 2001 (the “Third Note”).

     Amendment No. 2 to the Schedule 13D was filed on July 24, 2002 reflecting the initial acquisition by King of the Issuer’s 4% Convertible Senior Note No. 4 dated June 26, 2002 (the “Fourth Note”).

ITEM 1. SECURITY AND ISSUER.

     The title and class of equity securities to which this statement relates is the common stock of the Issuer owned by King. The Issuer’s principal executive offices are located at 8320 Guilford Road, Suite C, Columbia, Maryland 21046.

     The First Note, the Second Note, the Third Note and the Fourth Note were convertible into 2,047,921 shares, 511,980 shares, 372,218 shares and 1,788,561 shares, respectively, of the Common Stock (collectively, the “Conversion Shares”) by King, subject to adjustment under certain circumstances as provided in the Amended and Restated Investor Rights Agreement between the Issuer and King dated as of June 26, 2002 (the “Investor Rights Agreement”).

     Of the shares of Common Stock of the Issuer which King presently owns, 325,321 shares were previously issued to King by the Issuer in lieu of interest on the Convertible Notes.

ITEM 2. IDENTITY AND BACKGROUND.

     King, the entity filing this Amendment No. 3 to the Schedule 13D, is a Tennessee corporation, and its principal business address and principal office address is 501 Fifth Street, Bristol, Tennessee 37620. King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products.

     Each executive officer and each director of King is a citizen of the United States, except for Elizabeth M. Greetham who is a British citizen. The name, business address and present principal occupation of each executive officer and director is set forth in Annex A to this Amendment No. 3 to the Schedule 13D and incorporated herein by reference.

     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of King.

     King has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Issuer issued the shares of Common Stock, which are the subject of this filing, to King in consideration for, among other things, King’s agreement to terminate its co-promotion agreement for Estrasorb® and its cancellation of the Notes described in Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to a Termination Agreement dated July 19, 2004, the Issuer and King mutually agreed to end their co-promotion agreement for Estrasorb®. As part of the transaction and pursuant to an Exchange Agreement dated July 16, 2004 between the Issuer and King, the Issuer issued 3,775,610 shares of Common Stock to King, and repurchased the First Note, the Second Note, the Third Note and the Fourth Note, which had been convertible into 2,047,921 shares, 511,980 shares, 372,218 shares and 1,788,561 shares, respectively, subject to adjustment under certain circumstances as proved in the Investor Rights Agreement.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a) The calculations in this Item are based upon 39,553,876 shares of Common Stock issued and outstanding as of July 31, 2004 (based on disclosures made by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2004). King is now the beneficial owner of 4,100,931 shares of the Issuer’s Common Stock, comprising 10.36% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

     (b) King is the sole owner of the Common Stock and has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of the Common Stock.

     (c) Neither King nor, to King’s knowledge, any of its directors or executive officers has effected any transactions in shares of the Issuer’s Common Stock or in any options or warrants to purchase such Common Stock in the past 60 days.

     (d) King affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by King.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
               OF THE ISSUER.

     Reference is made hereby to Item 4 hereof which is incorporated by reference in this Item 6. In addition, the Issuer has, pursuant to a Registration Rights Agreement, dated as of July 19, 2004, prepared and filed a registration statement related to the shares issued to King pursuant to the Exchange Agreement.

     Except as set forth in this Amendment No. 3 to the Schedule 13D, neither King, nor to King’s knowledge, any of its directors or executive officers have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Exchange Agreement by and among Novavax, Inc., King Pharmaceuticals, Inc. and Parkedale Pharmaceuticals, Inc. dated July 16, 2004.
2	Termination Agreement by and among King Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc. and Novavax, Inc. dated July 19, 2004.
3	Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc. dated July 19, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2004
KING PHARMACEUTICALS, INC.
By: /s/ James R. Lattanzi
James R. Lattanzi, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1	Exchange Agreement by and among Novavax, Inc., King Pharmaceuticals, Inc. and Parkedale Pharmaceuticals, Inc. dated July 16, 2004.
2	Termination Agreement by and among King Pharmaceuticals, Inc., Parkedale Pharmaceuticals, Inc. and Novavax, Inc. dated July 19, 2004.
3	Registration Rights Agreement by and between Novavax, Inc. and King Pharmaceuticals, Inc. dated July 19, 2004

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS
KING PHARMACEUTICALS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of King Pharmaceuticals, Inc. (“King”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 501 Fifth Street, Bristol, Tennessee, 37620. All directors and executive officers listed below are citizens of the United States, except for Elizabeth M. Greetham who is a British citizen.

Present Principal Occupation or Employment and
Name	Business Address

Brian A. Markison	President and Chief Executive Officer

James R. Lattanzi	Chief Financial Officer

John A. A. Bellamy	Executive Vice President and General Counsel

Earnest W. Deavenport	Director of King Former Chairman of the Board and Chief Executive Officer of Eastman Chemical Company
373 Laurel Ridge Lane
Banner Elk, NC 28604

Elizabeth M. Greetham	Director of King Director and Chief Executive Officer of DrugAbuse Sciences, Inc. Bye-Ways 4 Tucker Towne Rd. St. Georges Parish, Bermuda

Gregory D. Jordan	Director of King President of King College
1350 King College Road
Bristol, TN 37620

R. Charles Moyer	Director of King Dean Emeritus of Babcock Graduate School of Management Wake Forest University – Worrell Center
7659 Reynolda Station
Winston-Salem, NC 27109

Philip M. Pfeffer	Director of King President and Chief Executive Officer of Treemont Capital, Inc. 701 Murfreesboro Rd. Nashville, TN 37210

D. Greg Rooker	Director of King Former Owner and President of Family Community Newspapers of Southwest Virginia, Inc. Co-Founder of The Jason Foundation P.O. Box 430 Radford, VA 24143

Ted G. Wood	Director and Chairman of the Board of King, Former Vice Chairman of The United Company 23196 Virginia Trail Bristol, VA 24202